4/12


03022969

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Int'l Petroreal Oil Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3206   FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/23/03

INTERNATIONAL PETROREAL OIL CORPORATION
(formerly PetroReal Oil Corporation)

Vancouver, BC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2002

INTERNATIONAL PETROREAL OIL CORPORATION
(formerly PetroReal Oil Corporation)

INDEX TO FINANCIAL STATEMENTS

Auditors' Report

Balance Sheet	*Exhibit "A"*
Statement of Loss and Deficit	*Exhibit "B"*
Statement of Cash Flows	*Exhibit "C"*
Notes to Financial Statements	*Exhibit "D"*

AUDITORS' REPORT

To the Shareholders of **International PetroReal Oil Corporation (formerly PetroReal Oil Corporation):**

We have audited the balance sheets of International PetroReal Oil Corporation (formerly PetroReal Oil Corporation) as at December 31, 2002 and 2001 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, BC
April 24, 2003

Exhibit "A"

INTERNATIONAL PETROREAL OIL CORPORATION
(formerly PetroReal Oil Corporation)
Balance Sheet
December 31, 2002

Assets	**2002**	2001
Current:		
Cash	**$ -**	$ 13
Account receivable	**1,816**	1,905
Prepaid expenses	**-**	458
	1,816	2,376
Oil and gas property (Note 4)	**35,194**	119,234
	$ 37,010	$ 121,610

Liabilities		
Current:		
Bank indebtedness (Note 5)	**$ 32,644**	$ 30,454
Accounts payable	**674,273**	511,948
	706,917	542,402

Shareholders' Deficiency		
Share Capital (Note 6)	**5,069,873**	5,069,873
Deficit, per Exhibit "B"	**5,739,780**	5,490,665
	(669,907)	(420,792)
Going Concern (Note 1(b))		
Subsequent Events (Note 9)		
	$ 37,010	$ 121,610

Approved by the Directors:

"Karl Rollke"

"Adrian Rollke"

- See accompanying notes -

Exhibit "B"

INTERNATIONAL PETROREAL OIL CORPORATION
(formerly PetroReal Oil Corporation)
Statement of Loss and Deficit
For the Year Ended December 31, 2002

	2002	2001	Cumulative Since Inception, September 10, 1997
Revenue:			
Chestermere - oil and gas revenue	**$ 26,706**	$ 34,665	$ 230,611
- operating expenses	**(11,319)**	(18,333)	(111,545)
- depletion	**(4,963)**	(6,538)	(65,374)
	10,424	9,794	53,692
Expenses:			
Administration fees	**39,864**	46,758	174,132
Bank charges	**282**	350	16,842
Filing fees and transfer agent	**11,289**	7,956	49,260
Interest	**46,143**	5,024	94,181
Legal and accounting	**13,610**	14,231	171,852
Management and consulting fees	**7,603**	27,829	270,220
Office and miscellaneous	**10,336**	12,508	72,617
Property investigation costs	-	-	25,902
Rent	**46,674**	47,456	212,833
Travel	**3,360**	-	12,386
	179,161	162,112	1,100,225
Loss before other items	**168,737**	152,318	1,046,533
Other Items:			
Gain on disposal of oil and gas property	-	14,442	14,442
Interest income	**3**	59	2,922
Write-off of oil and gas properties	**(80,381)**	-	(385,643)
Writedown of accounts payable	-	-	47,122
Forgiveness of debt	-	-	14,304
	(80,378)	14,501	(306,853)
Net Loss	**249,115**	137,817	1,353,386
Deficit, beginning	**5,490,665**	5,352,848	4,386,394
Deficit, ending, to Exhibit "A"	**$5,739,780**	$5,490,665	$5,739,780
Weighted average number of shares outstanding	**2,696,667**	2,696,667	
Net Loss per share	**$ 0.09**	$ 0.05	

- See accompanying notes -

Exhibit "C"

INTERNATIONAL PETROREAL OIL CORPORATION
(formerly PetroReal Oil Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2002

	2002	2001	Cumulative Since Inception, September 10, 1997
Operating Activities:			
Net Loss, per Exhibit "B"	**$(249,115)**	$(137,817)	$(1,357,045)
Adjustments for -			
Gain on disposal of oil and gas property	**-**	(14,442)	(14,442)
Depletion	**4,963**	6,538	65,374
Cancellation of note payable	**-**	-	(8,825)
Writedown of accounts payable	**-**	-	(38,297)
Write-off of oil and gas properties	**80,381**	-	385,643
	(163,771)	(145,721)	(963,933)
Changes in non-cash working capital -			
Decrease (Increase) in accounts receivable	**89**	21,533	1,530
Decrease (Increase) in prepaid expenses	**458**	695	-
Increase (Decrease) in accounts payable	**162,325**	86,445	800,811
Cash flows (used in) operating activities	**(899)**	(37,048)	(161,592)
Investing Activities:			
Proceeds on disposal of oil and gas property	**-**	165,600	165,600
Oil and gas property costs	**(1,304)**	(23,460)	(637,369)
Cash flows from (used in) investing activities	**(1,304)**	142,140	(471,769)
Financing Activities:			
Net Increase in bank indebtedness	**2,190**	6,664	32,644
Net Increase (Decrease) in loan payable	**-**	(117,870)	-
Repayment of debenture payable	**-**	-	(520,000)
Issuance of share capital	**-**	-	872,661
Issuance of special warrants	**-**	-	247,047
Cash flows from (used in) financing activities	**2,190**	(111,206)	632,352
Net Increase (Decrease) in Cash	**(13)**	(6,114)	(1,009)
Cash, beginning	**13**	6,127	1,009
Cash, ending	**$ -**	$ 13	$ -
Supplemental Disclosure of Cash Flow Information:			
Interest paid	**$ 237**	$ 1,140	$ 26,176
Non-cash Transactions:			
Conversion of debenture payable	**$ -**	$ -	$ 330,000
Settlement of interest payable by issuance of shares	**-**	-	19,446
Settlement of accounts payable by issuance of shares	**-**	-	198,956

- See accompanying notes -

Exhibit "D"

INTERNATIONAL PETROREAL OIL CORPORATION
(formerly PetroReal Oil Corporation)
Notes to Financial Statements
December 31, 2002

1. Accounting Policies:

a) Stage of Operations -

The company is a development stage enterprise that is evaluating oil and gas acquisition opportunities. The company plans to acquire and operate a significant oil and gas producing property, or a significant petroleum service operation, as its principal operation. The company does not consider its investment in the Chestermere Property (Note 4) to be significant for purposes of determining development stage status. Inception of the development phase was on September 10, 1997, when the company was reactivated after a dormant phase.

b) Going Concern -

The company does not have sufficient financing arranged to acquire oil and gas operations that it evaluates. The company has a working capital deficiency of $705,101 at December 31, 2002 and has accumulated operating losses of $1,273,005 from inception to December 31, 2002. The company will have to arrange financing to cover its working capital deficiency, to pay the purchase price and development costs for any operation it intends to acquire, and to fund future operating losses until profitable operations can be achieved. There is no assurance that additional financing will be available to the company on terms acceptable to the company.

These financial statements have been prepared on the basis that the company is a going concern. These financial statements do not include adjustments that would be necessary should the company be unable to continue as a going concern.

2. Accounting Policies:

a) Oil and Gas Properties -

The company follows the Canadian Institute of Chartered Accountants accounting guidelines relating to full cost accounting in the oil and gas industry for its petroleum and natural gas properties whereby all costs of acquisition of, exploration for and development of petroleum and natural gas reserves, net of related government incentives are capitalized in separate cost centres on a country-by-country basis. Capitalized costs are generally limited under "ceiling tests" to the value of future net revenues from estimated production of proved reserves at current prices and costs plus the costs of unproved properties. Costs are depleted by cost centre using the composite unit-of-production method based upon proved reserves estimated by professional engineers. Reserves are converted to equivalent units on the basis of approximate relative energy content.

All exploration and production activities related to petroleum and natural gas are conducted jointly with others. Only the company's proportionate interest in such activities is reflected in the financial statements.

b) Future Income Taxes -

Income taxes are calculated using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet and unutilized losses carried forward are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The carrying value of future income tax assets is limited to the amount that is more likely than not to be realized.

. . . 2

INTERNATIONAL PETROREAL OIL CORPORATION
(formerly PetroReal Oil Corporation)
Notes to Financial Statements
December 31, 2002

2. Accounting Policies: (Continued)

c) Loss Per Share -

Basic loss per share has been calculated using the weighted average number of shares outstanding during the year. Fully diluted loss per share has not been presented as it would be anti-dilutive.

d) Translation of Foreign Currencies -

Amounts in foreign currencies are translated to Canadian dollars as follows:

- Monetary items are translated at the rate of exchange in effect at the balance sheet date;
- Non-monetary items are translated at historical exchange rates; and
- Revenue and expense items are translated at the rate of exchange in effect on the dates they occur.

e) Cash -

Cash consists of cash and bank accounts integral to the company's cash management.

3. Financial Instruments:

Fair Values -

Unless otherwise noted, the fair market value of financial assets and liabilities which include account receivable, bank indebtedness and accounts payable approximates their book values.

4. Oil and Gas Property:

Chestermere, Alberta Property

On October 2, 1998, the company acquired a 2.5% working interest in and to six oil and gas producing wells located in the Chestermere area, approximately three miles east of the city of Calgary, Alberta for $276,000.

	December 31, 2002	December 31, 2001
Acquisition costs	**$ 276,000**	$ 276,000
Other capital costs	**56,107**	54,803
Less: Disposal	**(151,158)**	(151,158)
Less: Depletion	**(65,374)**	(60,411)
	115,575	119,234
Write-down	**(80,381)**	-
Balance, end of year	**$ 35,194**	$119,234

On May 18, 2001, the company sold, to a related party, a 1.5% working interest in the Chestermere Property for $165,600, effective March 1, 2001. The closing of the sale is subject to receipt of waivers of rights of first refusal from joint venture partners, which was granted on February 1, 2003.

The purchase price was offset against a loan from the purchaser and other amounts owed to the purchaser. A former director of the company (who was a director when the agreement was entered into) controls the purchaser.

. . . 3

INTERNATIONAL PETROREAL OIL CORPORATION
(formerly PetroReal Oil Corporation)
Notes to Financial Statements
December 31, 2002

4. Oil and Gas Property: (Continued)

On December 4, 2002, International PetroReal Oil Corporation assigned its remaining interest in the Chestermere property in lieu of any and all monies owed to the purchaser. The sale will become effective as soon as the company has obtained another property or July 4, 2003, whichever is earlier.

5. Bank Indebtedness:

The bank has filed a lawsuit demanding repayment of the indebtedness ($23,790) together with interest ($8,852) at the bank's prime interest rate plus 5% per annum.

In addition, there was a $2 overdraft for another bank at December 31, 2002.

Also see Subsequent Events Note #9.

6. Share Capital:

a) Authorized -

200,000,000 common shares without par value

On September 13, 2002, the company amended its memorandum and articles to consolidate its issued and unissued shares without par value on a three old for one new basis. The name of the company has also been changed from PetroReal Oil Corporation to International PetroReal Oil Corporation.

On September 13, 2002, the company further amended its memorandum to increase its authorized capital to 200,000,000 common shares without par value.

b) Issued and Fully Paid -	No. of Shares	Amount
Balance at inception, September 10, 1997	1,734,657	$3,401,764
Consolidation of shares	(1,156,439)	-
Balance at inception, September 10, 1997	578,218	3,401,764
Shares issued for cash	133,333	160,000
Escrow shares cancelled (issued prior to inception)	(20,250)	-
Shares issued for cash	460,000	426,510
Balance, December 31, 1997	1,151,301	3,988,274
Debenture conversion	242,361	330,000
Warrants exercised	243,333	282,400
Balance, December 31, 1998	1,636,995	4,600,674
Escrow shares issued	124,000	3,750
Special warrants exercised	333,333	247,047
Balance, December 31, 1999	2,094,328	4,851,471
Escrow shares cancelled (issued prior to inception)	(1,000)	-
Shares issued to settle accounts payable	603,339	218,402
Balance, December 31, 2000, December 31, 2001 and December 31, 2002	**2,696,667**	**$5,069,873**

The number of shares have been adjusted to reflect the September 13, 2002 3:1 consolidation of shares referred to above.

INTERNATIONAL PETROREAL OIL CORPORATION
(formerly PetroReal Oil Corporation)
Notes to Financial Statements
December 31, 2002

6. Share Capital: (Continued)

c) Stock Options -

The following stock options have been granted or cancelled since inception:

	Date of Vesting	Expiry Date	Exercise Price	Number of Shares Subject to Option
Granted - December 8, 1998	December 8, 1998	December 8, 2003	$0.48	126,666
Cancelled - October 8, 2000		December 8, 2003	0.48	(3,333)
Granted - March 2, 2001	March 30, 2001	March 2, 2006	0.90	143,333
Cancelled - May 4, 2001		December 8, 2003	0.48	(16,666)
Outstanding - December 31, 2002				250,000

The number of shares and exercised prices have been adjusted to reflect the September 13, 2002 3:1 consolidation of shares referred to in Note 6(a).

d) Escrow Shares -

As at December 31, 2002, there are 123,999 (372,000 pre-consolidation) common shares subject to escrow agreements.

7. Related Party Transactions:

In addition to transactions described elsewhere in these financial statements, the company had the following transactions with officers or directors of the company and companies with which officers or directors or former officers or directors are associated.

	2002	2001
Transactions -		
Administration fees	**$39,864**	$41,191
Consulting fees	-	9,117
Interest expense	**43,120**	1,183
Rent	**46,674**	39,507

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

INTERNATIONAL PETROREAL OIL CORPORATION
(formerly PetroReal Oil Corporation)
Notes to Financial Statements
December 31, 2002

7. Related Party Transactions: (Continued)

	2002	2001
Balance at period-end - included in Accounts payable	**$569,587**	$422,873

These balances are payable on demand and have arisen from the provision of services. Of the balance included in 2002 accounts payable, $470,155 bears interest at 12% per annum.

8. Income Taxes:

The potential benefit arising from operating and capital losses have been recognized as a future tax asset. To the extent that these benefits may not be realized, a valuation allowance is provided for. The company's future tax balances are as follows:

	2002	2001
Future tax asset, beginning of year	**$1,396,559**	$1,509,162
Benefit of current year's operating loss carried forward	**75,930**	65,574
Benefit expired on a prior year's operating loss	**(97,937)**	(178,177)
Future tax asset, end of year	**1,374,552**	1,396,559
Valuation allowance, beginning of year	**1,396,559**	1,509,162
Current year's provision	**(22,007)**	(112,603)
Valuation allowance, end of year	**1,374,552**	1,396,559
Balance	**$ -**	$ -

At December 31, 2002, the company has accumulated non-capital losses of $1,770,075 for tax purposes which may be available to reduce future years' taxable income. It also has capital losses carried forward for income tax purposes of $1,937,318, which may be available to reduce future years' taxable capital gains. Capital losses may be carried forward indefinitely.

As the company has no history of profits, management believes that it is more likely than not some or all of the future tax asset will not be realized and has provided a full valuation allowance against the future tax asset. The right to claim these losses expire as follows:

2003	$ 449,183
2004	96,421
2005	116,747
2006	504,287
2007	293,945
2008	145,721
2009	163,771
	$1,770,075

INTERNATIONAL PETROREAL OIL CORPORATION
(formerly PetroReal Oil Corporation)
Notes to Financial Statements
December 31, 2002

9. Subsequent Events:

(a) On March 17, 2003, the company received $260,000 upon completion of a non-brokered private placement of 2,600,000 units at a price of $0.10 per unit, which was announced on October 26, 2002. Each unit consists of one share and one two-year share purchase warrant exercisable at a price of $0.13 per warrant expiring on March 14, 2005. The company also issued 200,000 shares as a finder's fee. TSX Venture Exchange approval was received on March 14, 2003.

(b) On March 20, 2003, the company granted an incentive stock option for 200,000 shares to an officer of the company, exercisable up to March 20, 2005 at $0.12 per share. TSX Venture Exchange approval was received on March 31, 2003.

(c) On April 7, 2003, the company announced that it would issue up to 3,000,000 shares at a price of $0.10 per share in order to settle outstanding debts of the company, subject to TSX Venutre Exchange approval. $246,500 of debt relates to debt owed to a related party subject to shareholder approval.

(d) On May 9, 2003 the bank has agreed to settle the bank indebtedness of $32,642 for $24,000.

INTERNATIONAL PETROREAL OIL CORPORATION

NOTICE OF 2003 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2003 annual general meeting (the "Meeting") of members of International PetroReal Oil Corporation (the "Company") will be held in the Board Room, 1750 - 1177 West Hastings Street, Vancouver, British Columbia on June 24, 2002, at the hour of 11:00 a.m. for the following purposes:

(a) To receive and consider the report of the directors, the audited financial statements of the Company for the year ended December 31, 2002, and the report of the auditors thereon;

(b) To appoint an auditor for the ensuing year at a remuneration to be fixed by the directors;

(c) To ratify and confirm all acts, deeds and things done and proceedings taken by the directors and officers of the Company on its behalf since the last annual general meeting;

(d) To determine the number of directors of the Company;

(e) To elect directors for the ensuing year;

(f) To consider and, if thought fit, to approve

 (i) the establishment of any stock option plan proposed in the accompanying information circular, and

 (ii) the amendment of any past, present or future stock options, stock option agreements, or stock options granted pursuant to prior arrangements or the proposed stock options plan;

 providing the same are in accordance with the policies of the TSX Venture Exchange;

(g) To consider and, if thought fit, to pass a resolution authorizing the issuance of 2,465,000 shares to Cebu Holdings Inc. in satisfaction of debt due and owing to Cebu Holdings Inc. in the amount of $246,500 as a result of which, the company may experience an effective change in control.

(h) To transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

Members who are unable to attend the Meeting in person are requested to read the notes accompanying the instrument of proxy and complete and return the proxy to the Company's transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Facsimile No.: (866) 249-7775, or the Company, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 18th day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"Karl Rollke"

Karl Rollke
President

INTERNATIONAL PETROREAL OIL CORPORATION

INFORMATION CIRCULAR
as at and dated May 16, 2003

Solicitation of Proxies

This information circular is furnished in connection with the solicitation of proxies by management of **International PetroReal Oil Corporation** (the "Company") for use at the 2003 annual general meeting (the "Meeting") of shareholders (members) of the Company to be held on June 24, 2002, at the time and place and for the purposes set forth in the notice of Meeting.

The cost of this solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Company. **A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and in either case delivering the completed proxy to the office of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, facsimile no.: (866) 249-7775 or to the Company's office, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.**

The chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

A shareholder who has given a proxy may revoke it by an instrument in writing delivered to the said office of Computershare Investor Services Inc. or the Company's office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chair of the Meeting, or in any manner provided by law.

Voting of Proxies

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. **The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying notice of Meeting. If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of proxy will vote the securities represented by the proxy in favour of each matter identified in the proxy and for the nominees of management for directors and auditor.**

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying notice of Meeting and other matters which may properly come before the Meeting. As at the date of this information circular, management is not aware of any amendments, variations, or other matters. If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.

The resolutions contained in the notice of Meeting require the positive vote of more than 50% of the votes cast on the resolution with the exception of special resolutions which require the positive vote of more than 3/4 of the votes cast on the special resolution.

Advance Notice of Annual General Meeting

Advance notice of the Meeting was published on April 28, 2003, pursuant to the requirements of section 111 of the *Company Act* of British Columbia and section 4 of the "Regulation" to the *Company Act.*

Voting Securities and Principal Holders Thereof

The voting securities of the Company consist of 200,000,000 common shares without par value. As at the date of this information circular, 5,496,667 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. May 16, 2002 has been fixed in advance by the directors of the Company as the record date for the purpose of determining those shareholders entitled to receive notice of, and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

Appointment of Auditor

The persons named in the enclosed instrument of proxy intend to vote for the re-appointment of **Cinnamon Jang Willoughby & Company, Chartered Accountants** as the Company's auditors until the next annual general meeting of shareholders at a remuneration to be fixed by the board of directors. **Cinnamon Jang Willoughby & Company, Chartered Accountants** were first appointed as the Company's auditors on April 22, 1997.

Determination of Number of Directors

The Board of Directors currently has four members. It is intended that the number of directors remain at four for the ensuing year.

Election of Directors

The persons named in the following table are management's nominees to the board. Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed unless his office is earlier vacated in accordance with the articles of the Company or unless he becomes disqualified to act as a director.

Name, Country of Ordinary Residence of Nominee and Present Position, if any, with the Company	Principal Occupation	Period from which Nominee Has Been a Director of the Company	Number of Voting Securities owned
Duane O. ("Swede") Nelson Resident of USA Director and Chairman	International Consultant engaged in petroleum development, pipeline, manufacturing and environmental activities.	March 2, 2001	nil
Karl Rollke Resident of Canada President and Director	Businessman, President and Chief Executive Officer of the Company since February 28, 2001, Principal of Cebu Holdings Inc., a company providing management services to public and private corporations.	February 28, 2001	12,899

Name, Country of Ordinary Residence of Nominee and Present Position, if any, with the Company	Principal Occupation	Period from which Nominee Has Been a Director of the Company	Number of Voting Securities owned[1]
Andrew von Kursell Resident of Canada Director	Professional Engineer; Director of the Company since June 1998, President of the Company from September 1998 to February 28, 2001	June 9, 1998	33,052
Adrian Rollke Resident of Canada Director	Businessman, Principal of Reinhart Capital Corporation, a company providing management services to public and private corporations.	June 29, 1998	96,120

1 voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised

The Company does not have an Executive Committee. The Company is required to have an Audit Committee of which, Andrew von Kursell and Adrian Rollke are the current members and one position is vacant.

Statement of Executive Compensation

During the year ended December 31, 2002 the Company paid no direct remuneration to the directors and senior officers of the Company. Certain of the directors and officers received indirect remuneration, which is described below under "Interest of Insiders In Material Transactions".

Compensation to Executive Officers

The following summary table on executive compensation is provided in accordance with the requirements of the *Securities Act* (British Columbia). Such table discloses all annual and long-term compensation received by the Chief Executive Officers of the Company and the other four most highly compensated executive officers who received in total more than $100,000 in cash and non-cash compensation by way of salary and bonus earned during any of the financial years ended December 31, 2002, 2001 and 2000 (the "Named Executive Officers"). No executive officer received more than $100,000 in compensation during any of the years ended December 31, 2002, 2001and 2000.

The criteria used in determining the amount of executive officer compensation that is appropriate is based on an assessment of salaries paid in the industry for similar duties in which the Company is engaged.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Options/SARs Granted (#)**	**Restricted Shares or Restricted Share Units ($)**	**LTIP Payouts ($)**	**All Other Compensation ($)**
Karl Rollke President and CEO since February 28, 2001	2002 2001 2000	nil nil nil	nil nil nil	nil nil nil	0 71,667 [4] 0	0 0 0	0 0 0	0 0 0
Andrew von Kursell President from July 7, 1998 to February 28, 2001 and CEO from June 30, 2000 to February 28, 2001	2002 2001 2000	0 0 0	0 0 0	nil $9,117 [1] $56,383 [1]	0 0 26,667 [3,4]	0 0 0	0 0 0	0 0 0
Harold Kettleson Chairman from July 7, 1998 to June 29, 2001 and CEO from July 7, 1998 to June 30, 2000	2001 2000	0 0	0 0	nil $24,000 [2]	0 28,333 [3,4]	0 0	0 0	0 0

1 paid or payable to a company of which Mr. von Kursell is a director and officer in compensation for services rendered by Mr. von Kursell.
2 paid or payable to a company of which Mr. Kettleson is a director and officer in compensation for services rendered by Mr. Kettleson.
3 Option grant resulting from the decrease in exercise price of a previously issued option.
4 Number of shares have been adjusted to reflect the September 13, 2002 3:1 consolidation of share capital.

Long Term Incentive Plan Awards to Named Executive Officers

No long term incentive plan awards were made to any Named Executive Officer during the financial year ended December 31, 2002.

Option/Sar Grants during the Most Recently Completed Financial Year

The Company did not grant any stock options to purchase common shares during the fiscal year ended December 31, 2002 to the Named Executive Officers.

Options & SARs Exercised by Named Executive Officers

The following table sets forth particulars concerning each exercise of options and SARs by each Named Executive Officer during the financial year ended December 31, 2002, and the financial year-end value of unexercised options and SARs:

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End Exercisable/Unexercisable (#)	Value of Unexercised in the Money Options/SARs at FY-End Exercisable/Unexercisable ($)
Karl Rollke	0	0	71,667/0	0/0
Andrew von Kursell	0	0	26,667/0	0/0

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between the Company and the Named Executive Officers.

The Company does not have any plan or arrangement with respect to compensation to its executive officers that would result from the resignation, retirement or any other termination of the executive officers' employment with the Company or from a change of control of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors during the Company's financial year ended December 31, 2002.

Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Company have been indebted to the Company since the beginning of the financial year ended December 31, 2002.

Interest of Insiders In Material Transactions

The directors and officers of the Company have an interest in the resolutions concerning the election of directors and stock options. Otherwise the only directors or senior officers of the Company or any associate of the foregoing having any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares in the capital of the Company are as follows.

Certain affiliates of directors and executive officers receive consulting and other fees from the Company. During the year ended December 31, 2002 the following amounts accrued:

Affiliate, Relationship to the Company and Purpose of the Fees	Amount accrued during 2002	
Cebu Holdings Inc. of Vancouver, B.C., a company wholly-owned by Karl Rollke, director and president of the Company. The fees are for the services of employees of Cebu Holdings Inc., including Owen Granger, a former director and executive officer of the Company, and for rent of office furniture and equipment and for contributions to other shared office expenses.	Management fees	
	- for the services of Owen Granger	$11,364
	- for the services of other employees	$28,500
	Rent	$46,674
	Interest	$43,120
	Other office expenses	$883

Particulars of Other Matters to be Acted Upon

Directors' and Key Employees' Stock Options

The TSX Venture Exchange (the "Exchange") now requires that every company implement a stock option plan to govern the granting and exercise of incentive stock options for directors, employees and consultants. As such, the directors of the Company wish to implement a "rolling" stock option plan (the "Plan") whereby a maximum of 10% of the issued shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options.

The term of any options granted under the Plan will be fixed by the board of directors at the time such options are granted, provided that options will not be permitted to exceed a term of five years (or ten years if the Company is reclassified by the Exchange as a Tier 1 Issuer). The exercise price of any options granted under the Plan will be determined by the board of directors, in its sole discretion, but shall not be less than the closing price of the Company's common shares on the day preceding the day on which the directors grant such options, less any discount permitted by the Exchange. No vesting requirements will apply to options granted thereunder, however a four month hold period will apply to all shares issued under each option, commencing from the date of grant.

The Plan will contain the following other provisions:

- all options will be non-transferable;
- no more than 5% of the issued shares may be granted to any one individual in any 12 month period;
- no more than 2% of the issued shares may be granted to a consultant, or any employee performing investor relations activities, in any 12 month period;
- disinterested shareholder approval must be obtained for any reduction in the exercise price of an outstanding option, if the option holder is an insider; and
- options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company's common shares.

The Plan is subject to receipt of Exchange acceptance to its filing.

The full text of the Plan will be made available at the offices of the Company, 1750 – 1177 West Hastings Street, Vancouver, B.C. V6E 2K3 until the business day immediately preceding the date of the Meeting.

Members will be asked to consider, and if thought fit to approve a resolution approving the Plan.

In addition, Exchange policy requires that a listed company must obtain "disinterested shareholders approval" (such that no insider or proposed insider (or their associates) will be entitled to vote on such resolutions) to:

i) a decrease in the exercise price of stock options previously granted to insiders; and

ii) should the Company become Tier 1 Issuer, the issuance to any one optionee, within any 12 month period, of a number of shares exceeding 5% of the issued shares; and

iii) the grant to insiders; within a 12 month period, of a number of options exceeding 10% of the number of issued shares.

It may occur that the Company will renegotiate outstanding stock options, or grant stock options from time to time during the next 12 months to insiders that in aggregate will exceed 10% of the Company's issued shares. Accordingly, members will be asked to pass resolutions authorizing the directors to implement the above three items. **Granting the directors the right to issue or renegotiate the price of such options does not mean that the same will occur.** Rather it allows the directors the flexibility to undertake the same should the circumstances warrant, without the expense of calling another shareholder meeting to specifically approve each issuance or renegotiation of the price.

A copy of the policies governing the grant of Incentive Stock Options of the Exchange is available for review during regular business hours at the office of the Company's solicitor, Kjeld Werbes Law Corporation, Suite 708, 1111 West Hastings Street, Vancouver, B.C. V6E 2J3.

Stock Options Granted and Exercised in the Past Year

The Company did not grant any stock options nor issued shares pursuant to the exercise of stock options during the financial year ended December 31, 2002.

Amendment of Stock Options, Stock Option Agreements, or Stock Option Plans

There were no amendments to Stock Options previously granted, stock option agreements or stock option plans during the year ended December 31, 2002.

Shares for Debts

The Company is seeking member approval the issuance and allotment of 2,465,000 shares of its capital stock at a deemed price of $0.10 per share in satisfaction of a debt due and owing to Cebu Holdings Inc. in the amount of $246,500.

Cebu Holdings Inc. is the company 100% owed and controlled by Karl Rollke, the President of the Company. If issued, the number of shares to be issued will constitute 31% of the issued and outstanding shares of the Company which percentage of shares will under the Securities Act of the Province of BC and BC Rules and Regulations issued thereunder by definition constitute a control block of shares.

Other Matters

Management knows of no other matters to come before the Meeting of shareholders other than referred to in the notice of Meeting. However, if any other matters which are not known to the management of the Company shall properly come before the said Meeting, the form of proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

"Karl Rollke"

Karl Rollke
President

INTERNATIONAL PETROREAL OIL CORPORATION (the "Company")

PROXY

Type of Meeting: **Annual General Meeting**
Meeting Date: **June 24, 2003**

Meeting Time: **11:00 a.m., Pacific Time**
Meeting Location: **Boardroom, 1750 - 1177 West Hastings Street, Vancouver, B.C.**

This proxy is solicited by the management of the Company.

The undersigned registered shareholder of the Company hereby appoints **Karl Rollke**, President and Director of the Company, or failing him, **Andrew von Kursell**, Director of the Company, or in the place of the foregoing, ______________________________, *(Please Print Name)* as proxyholder for and on behalf of the undersigned, with the power of substitution, to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the annual general meeting of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned were present at the meeting or any adjournment thereof.

Resolutions (for full details of each item please see the notice of meeting and information circular which accompanied this proxy form).

	Resolution	For	Against	Abstain
1.	Approving acts of Directors:	____	____	____
2.	Approving Incentive Stock Options, Stock Option Plans and the amendment of Incentive Stock Options previously granted:	____	____	____
3.	To consider and, if thought fit, to pass a resolution authorizing the issuance of 2,465,000 shares in satisfaction of debt as a result of which, the Company may experience an effective change in control, as more fully set forth in the Information Circular accompanying this Proxy:	____	____	____

	Resolution	For	Withhold
4.	Appointment of Cinnamon Jang Willoughby & Company as auditors at a remuneration to be fixed by the Directors:	____	____
5.	To determine the number of Directors at four	____	____
6.	Electing **Karl Rollke** as director:	____	____
7.	Electing **Andrew von Kursell** as director:	____	____
8.	Electing **Duane O. ("Swede") Nelson** as director:	____	____
9.	Electing **Adrian Rollke** as director:	____	____

The undersigned hereby revokes any proxy previously given to attend and vote at the meeting

____
(Signature) *(Date)*

____
Please Print Name

Number of securities held if not otherwise specified.______________

This proxy form is not valid unless it is signed and dated. If someone other than the registered shareholder of the Company signs this proxy on the shareholder's behalf, authorizing documentation acceptable to the Chairman of the meeting must be deposited with this proxy form. See reverse.

Subject to the discretion of the chairman of the meeting, to be effective, this proxy form must be received at the office of **Computershare Trust Company of Canada**, or the Company, by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the meeting. Please see the reverse side for tthe mailing address and facsimile number of **Computershare Trust Company of Canada.**

Notes:

1. If you cannot attend the meeting but wish to vote on the resolutions and to appoint one of the management nominees, please leave the wording appointing the management nominees as shown, sign and date and return the proxy form. **You have the right to appoint another person, who need not be a shareholder of the Company, to attend and act for you and on your behalf at the meeting.** If you wish to appoint another person, you may do so by crossing off the names of the management nominees and inserting your appointed proxyholder's name in the space provided. Your appointed proxyholder will then have to attend the meeting if your vote is to be counted. You may also appoint an alternate proxyholder to act in the place of an absent proxyholder.

2. The securities represented by this proxy form will be voted or withheld from voting in accordance with your instructions on any poll that may be called for in respect of any resolution and, if you have specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly. **Where no choice on a resolution is specified by you, this proxy form confers discretionary authority on your appointed proxyholder. In such case, a nominee of management acting as proxyholder will vote the securities as if you had specified an affirmative vote.** With respect to any amendments or variations in any of the resolutions shown on the proxy form, or other matters which may properly come before the meeting, the securities will be voted by the nominee appointed as the nominee in his or her sole discretion sees fit.

3. If you have returned a proxy form and later decide to vote in person, you may do so by attending the meeting. Please register your attendance with the Company's scrutineers at the meeting and inform them that you have previously returned a proxy form.

4. If the proxy form is signed on your behalf by your attorney or, if the shareholder is a corporation, by an officer or attorney for the corporation and is not under the corporation's common seal, the power of attorney or a director's resolution, as the case may be, or a notarial copy thereof, must accompany the proxy form.

5. A Proxy, to be effective, must be deposited at the office of the Company or Computershare Trust Company of Canada, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting. The mailing address and facsimile numbers are:

Computershare Trust Company of Canada
Proxy Dept., 100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

INTERNATIONAL PETROREAL OIL CORPORATION

TO: Registered Members

AND TO: Non-Registered Security Holders

National Policy 54-102 provides Registered Members and Non-Registered Security Holders with the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive interim financial statements or, in the Company's discretion, the Company's quarterly reports with financial statements appended thereto. If you wish to receive such information, please complete and return this form to:

International PetroReal Oil Corporation
1750 - 1177 West Hastings Street
Vancouver, BC, V6E 2K3
Fax: (604) 683-2286

NAME: ______________________________
(Please Print)

Please choose one of two following options:

( ) You wish the quarterly report to be mailed to you. Please print your full address below:

ADDRESS: ______________________________

____

____

POSTAL CODE: ______________________________

( ) You wish the quarterly report to be e-mailed to you. (The quarterly report will be sent to you in Adobe Acrobat PDF format). Please provide your e-mail address below:

E-MAIL ADDRESS ______________________________

I hereby certify that I am either a Registered Member or a Non-Registered Security Holder of the Company.

Dated this _______ day of _______________, 2003.

____
(Signature)

BC FORM 51-901F

Incorporated as part of : Schedules B and C

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YYYY / MM / DD
International PetroReal Oil Corporation (Formerly PetroReal Oil Corporation)	December 31, 2002	2003 / 05 / 20

ISSUER ADDRESS				
1750 - 1177 West Hastings Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO
Vancouver	BC	V6E 2K3	(604) 683-2286	(604) 683-2220

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Keiko Mizuno	Assistant Corporate Secretary	(604) 683-2220
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS	
KeikoMizuno@telus.net		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY / MM / DD
"Andrew von Kursell"	Andrew von Kursell	2003 / 05 / 20
"Adrian Rollke"	Adrian Rollke	2003 / 05 / 20

International PetroReal Oil Corporation

BC Form 51-901F Quarterly Report

For the Year Ended December 31, 2002

Schedule B ***Supplementary Information***

1. The analysis (breakdown) of expenses (general and administrative expenses) required by Schedule B is shown on the statement of loss and deficit included as part of Schedule A.
2. Related party transactions are disclosed in notes 4 and 7 to the audited financial statements included as part of Schedule A.
3. (a) No securities were issued during the twelve month period ended December 31, 2002.

   (b) No stock options were granted during the year ended December 31, 2002.
4. The authorized, issued and outstanding share capital of the Company, stock options outstanding, and escrow shares remaining as at December 31, 2002 are summarized in note 6 to the audited financial statements included as part of Schedule A.
5. The directors and officers of the Company are:

Duane O. ("Swede") Nelson	Chairman and Director
Karl Rollke	President, Chief Executive Officer and Director
Andrew von Kursell	Director
Adrian Rollke	Director
Peter Wilson	Vice-President of Investor Relations
Keiko Mizuno	Assistant Secretary

Owen Granger resigned as Director/Secretary/Treasurer effective May 16, 2003.

Schedule C ***Management Discussion and Analysis***

Description of Business

The Company owns a small interest in the Chestermere oil and gas field near Calgary, Alberta, and is actively seeking to acquire other oil and gas interests.

Oil and Gas Activities

The Company's goal for the year 2003 is to acquire oil and gas producing projects with self-supporting cash flows and on-going prospects for enhancement.

The Company agreed to sell 60% of its interest in the Chestermere Property to an affiliate of the Company's former Chairman. This sale eliminated $165,600 in loans and accounts payable of the Company and resulted in a gain of $14,442 in fiscal 2001. The effective date of the sale was March 1, 2001, although the transaction closing was subject to right of first refusal waivers from other interest holders in the Chestermere Property, which were received on February 1, 2003.

On December 4, 2002, the Company agreed to assign its remaining interest in the Chestermere property in lieu of any and all monies owed to the above purchaser. The sale will become effective as soon as the Company has obtained another property or July 4, 2003, whichever is earlier. The carrying value of the Chestermere property was adjusted with a write-down of $80,381 to the net realizable value estimated at December 31, 2002 of $35,194.

Schedule C ***Management Discussion and Analysis (Continued)***

Oil and Gas Activities *(Continued)*

The oil and gas revenue and expenses from Chestermere Property for the year ended December 31 2002 decreased significantly compared with the same period in 2001 due to the following reasons:

a) The 2002 figures reflect the Company's reduced working interest share of 1% from 2.5% effective March 1, 2001 (i.e. 1% for twelve months in 2002 versus 2.5% for two months and 1% for ten months in 2001).

b) The production volume for oil decreased by 22% during the year ended December 31, 2002, compared with the same period in 2001 and the production volume for gas was much lower by approximately 43% in 2002 than in 2001. Higher production share (2.5% instead of 1%) in the first two months of 2001 was the major cause of these significant decreases.

c) The average sale price for gas was lower by approximately 11.7% even though oil prices were higher by approximately 8.7% during 2002 compared with 2001.

The net result was a decrease in oil and gas revenue to $26,706 for 2002 from $34,665 for 2001. The Company's share of total production for the year ended December 31, 2002 was equivalent to 497 barrels of oil, compared to 655 barrels for 2001. The average revenue per barrel equivalent was $54 in 2002, compared with $53 in 2001.

Administrative expenses

Expenses during the year ended December 31, 2002 were higher than the same period in 2001, resulting in a $17,049 increase in total expenses from $162,112 to $179,161. The increase in expenses is mainly due to an increase in interest expense which was offset by a decrease in management and consulting fees.

During the fourth quarter in 2002, interest charges of $43,120 on amounts due to a related party at 12% effective January 1, 2002 were recorded. In the past no interest has been charged on these amounts. The Company agreed to pay this interest subsequent to December 31, 2002, but retroactive to January 1, 2002. Higher figures in filing fees and transfer agent were due to costs related to the share capital consolidation and corporate name change. Management and consulting fees were significantly lower by $20,226 in 2002 compared to 2001. Management and consulting fees payable to management in 2002 was nil compared with $9,117 in 2001. Management and consulting fees for 2001 included $11,367 paid to financing consultants (2002 - nil).

Investor Relations Activity

The Company did not undertake any significant investor relations activity during this period.

International PetroReal Oil Corporation

BC Form 51-901F Quarterly Report

For the Year Ended December 31, 2002

Schedule C Management Discussion and Analysis (Continued)

Subsequent Events

On October 15, 2002, the company announced a non-brokered private placement of 2,600,000 units at a price of $0.10 per unit. Each unit consists of one share and one share purchase warrant exercisable over a two year period at a price of $0.13 per share. On March 17, 2003, the company received $260,000 upon completion of the non-brokered private placement of 2,600,000 units at a price of $0.10 per unit. The company also issued 200,000 shares as a finder's fee. TSX Venture Exchange approval was received on March 14, 2003.

On March 20, 2003, The company granted an incentive stock option for 200,000 shares to an officer of the company, exercisable up to March 20, 2005 at $0.12 per share. TSX Venture Exchange approval was received on March 31, 2003.

On April 7, 2003, the company announced that it would issue up to 3,000,000 shares at a price of $0.10 per share in order to settle outstanding debts of the company, subject to TSX Venture Exchange approval. Issuance of 2,465,000 shares for $246,500 of debt owed to a related party is subject to shareholder approval.

On May 9, 2003 the Royal Bank of Canada has agreed to settle the bank indebtedness of $32,642 for $24,000.

Liquidity and Solvency

The Company's current working capital deficit, equal to $705,101 at December 31, 2002, has been significantly reduced by the non-brokered private placement of $260,000. In addition, subject to TSX Venture Exchange and shareholder approval the company will issue 2,465,000 shares at a price of $0.10 per share in order to settle outstanding debts of the company. $246,500 of debt relates to debt owed to a related party.

The company is actively seeking oil and gas acquisition and Joint Venture opportunities. The company will need to secure significant additional funding to continue its operations and acquisition activities.

Consolidation and Name Change

During the Company's annual general meeting held on June 25, 2002, special resolutions, as disclosed in the Notice of the meeting and Information Circular dated May 17, 2002, were passed to; i) consolidate the common shares of the Company on a 3 to 1 basis, and ii) change the name of the Company from PetroReal Oil Corporation to Consolidated PetroReal Oil Corporation or such other name as the Board of Directors may approve, and iii) increase the post-consolidation common shares of the Company to 200,000,000 common shares without par value.

On September 13, 2002, the Company completed the above-stated changes in its share capital and changed its name to International PetroReal Oil Corporation. Effective at the opening of September 13, 2002, the common shares of International PetroReal Oil Corporation commenced trading on TSX Venture Exchange under the new trading symbol of IOC.